SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Perfect Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.10 per share

(Title of Class of Securities)

G7006A109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☐         Rule 13d-1(c)

☒        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 10

CUSIP # G7006A109	Page 2 of 10

1	NAME OF REPORTING PERSONS CCV Fund I LP (“CCV Fund I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,083,227 Class A Ordinary Shares, except that CCV Fund I GP Limited (“CCV Fund I GP”), the general partner of CCV Fund I, may be deemed to have sole power to vote these shares, and Wei Zhou, the ultimate controlling person of CCV Fund I GP, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,083,227 Class A Ordinary Shares, except that CCV Fund I GP, the general partner of CCV Fund I, may be deemed to have sole power to vote these shares, and Wei Zhou, the ultimate controlling person of CCV Fund I GP, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,083,227
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.45%*
12	TYPE OF REPORTING PERSON	PN

*The percentage used in this Schedule 13G is calculated based on 85,059,953 class A ordinary shares of Perfect Corp. (the “Issuer”) issued and outstanding as reported on the Issuer’s press release dated December 28, 2023 and filed with the Securities and Exchange Commission (“SEC”) as Exhibit (a)(5)(C) to the Issuer’s Amendment No. 4 of the Schedule TO-I filed by Issuer on December 28, 2023.

CUSIP # G7006A109	Page 3 of 10

1	NAME OF REPORTING PERSONS Ningbo New Summit Private Equity Fund I L.P. (“Ningbo New Summit”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,666,073 Class A Ordinary Shares, except that Ningbo CCV Private Equity Investment Management L.P. (“Ningbo New Summit GP”), the general partner of Ningbo New Summit, may be deemed to have sole power to vote these shares, and Wei Zhou, the ultimate controlling person of Ningbo New Summit GP, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,666,073 Class A Ordinary Shares, except that Ningbo New Summit GP, the general partner of Ningbo New Summit, may be deemed to have sole power to vote these shares, and Wei Zhou, the ultimate controlling person of Ningbo New Summit GP, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,666,073
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.96%*
12	TYPE OF REPORTING PERSON	PN

*The percentage used in this Schedule 13G is calculated based on 85,059,953 class A ordinary shares of Perfect Corp. (the “Issuer”) issued and outstanding as reported on the Issuer’s press release dated December 28, 2023 and filed with the Securities and Exchange Commission (“SEC”) as Exhibit (a)(5)(C) to the Issuer’s Amendment No. 4 of the Schedule TO-I filed by Issuer on December 28, 2023.

CUSIP # G7006A109	Page 4 of 10

1	NAME OF REPORTING PERSONS CCV Fund I GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,083,227 Class A Ordinary Shares, all of which shares are directly owned by CCV Fund I. CCV Fund I GP, the general partner of CCV Fund I, may be deemed to have sole power to vote these shares, and Wei Zhou, the ultimate controlling person of CCV Fund I GP, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,083,227 Class A Ordinary Shares, all of which shares are directly owned by CCV Fund I. CCV Fund I GP, the general partner of CCV Fund I, may be deemed to have sole power to vote these shares, and Wei Zhou, the ultimate controlling person of CCV Fund I GP, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,083,227
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.45%*
12	TYPE OF REPORTING PERSON	OO

*The percentage used in this Schedule 13G is calculated based on 85,059,953 class A ordinary shares of Perfect Corp. (the “Issuer”) issued and outstanding as reported on the Issuer’s press release dated December 28, 2023 and filed with the Securities and Exchange Commission (“SEC”) as Exhibit (a)(5)(C) to the Issuer’s Amendment No. 4 of the Schedule TO-I filed by Issuer on December 28, 2023.

CUSIP # G7006A109	Page 5 of 10

1	NAME OF REPORTING PERSONS Ningbo CCV Private Equity Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,666,073 Class A Ordinary Shares, all of which shares are directly owned by Ningbo New Summit. Ningbo New Summit GP, the general partner of Ningbo New Summit, may be deemed to have sole power to vote these shares, and Wei Zhou, the ultimate controlling person of Ningbo New Summit GP, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,666,073 Class A Ordinary Shares, all of which shares are directly owned by Ningbo New Summit. Ningbo New Summit GP, the general partner of Ningbo New Summit, may be deemed to have sole power to vote these shares, and Wei Zhou, the ultimate controlling person of Ningbo New Summit GP, may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,666,073
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.96%*
12	TYPE OF REPORTING PERSON	OO

*The percentage used in this Schedule 13G is calculated based on 85,059,953 class A ordinary shares of Perfect Corp. (the “Issuer”) issued and outstanding as reported on the Issuer’s press release dated December 28, 2023 and filed with the Securities and Exchange Commission (“SEC”) as Exhibit (a)(5)(C) to the Issuer’s Amendment No. 4 of the Schedule TO-I filed by Issuer on December 28, 2023.

CUSIP # G7006A109	Page 6 of 10

1	NAME OF REPORTING PERSONS Wei Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,749,300 Class A Ordinary Shares, which are directly owned by CCV Fund I and Ningbo New Summit. Wei Zhou is the ultimate controlling person of CCV Fund I GP, which is the general partner of CCV Fund I. Wei Zhou is the ultimate controlling person of Ningbo New Summit GP, which is the general partner of Ningbo New Summit. Wei Zhou may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

3,749,300 Class A Ordinary Shares, which are directly owned by CCV Fund I and Ningbo New Summit. Wei Zhou is the ultimate controlling person of CCV Fund I GP, which is the general partner of CCV Fund I. Wei Zhou is the ultimate controlling person of Ningbo New Summit GP, which is the general partner of Ningbo New Summit. Wei Zhou may be deemed to have sole power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,749,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.41%*
12	TYPE OF REPORTING PERSON	IN

*The percentage used in this Schedule 13G is calculated based on 85,059,953 class A ordinary shares of Perfect Corp. (the “Issuer”) issued and outstanding as reported on the Issuer’s press release dated December 28, 2023 and filed with the Securities and Exchange Commission (“SEC”) as Exhibit (a)(5)(C) to the Issuer’s Amendment No. 4 of the Schedule TO-I filed by Issuer on December 28, 2023.

CUSIP # G7006A109	Page 7 of 10

ITEM 1(A).	NAME OF ISSUER

Perfect Corp. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

14F, No. 98 Minquan Road
Xindian District
New Taipei City 231
Taiwan

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by CCV Fund I LP, a Cayman Islands limited partnership (“CCV Fund I”), CCV Fund I GP Limited, a Cayman Islands limited liability company (“CCV Fund I GP”), Ningbo New Summit Private Equity Fund I L.P., a People’s Republic of China limited partnership (“Ningbo New Summit”), Ningbo CCV Private Equity Investment Management L.P., a People’s Republic of China limited liability company (“Ningbo New Summit GP”), and Wei Zhou. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Suite 608, POSCO Center
Beijing, People’s Republic of China, 100102

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, par value $0.10 per share

ITEM 2(E)	CUSIP NUMBER

G7006A109

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP # G7006A109	Page 8 of 10

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 28, 2023 (based on 85,059,953 Class A Ordinary Shares outstanding as of December 28, 2023 as reported on the Issuer’s press release dated December 28, 2023 and filed with the Securities and Exchange Commission (“SEC”) as Exhibit (a)(5)(C) to the Issuer’s Amendment No. 4 of the Schedule TO-I filed by Issuer on December 28, 2023):

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP # G7006A109	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February  9, 2024

CCV FUND I LP

By:	CCV FUND I GP LIMITED
Its:	General Partner

By:	/s/ Wei Zhou
Name:	Wei Zhou
Title:	Authorized Signatory

CCV FUND I GP LIMITED

By:	/s/ Wei Zhou
Name:	Wei Zhou
Title:	Authorized Signatory

NINGBO NEW SUMMIT PRIVATE EQUITY FUND I L.P.

By:	NINGBO CCV PRIVATE EQUITY INVESTMENT MANAGEMENT L.P.
Its:	General Partner

By:	/s/ Wei Zhou
Name:	Wei Zhou
Title:	Authorized Signatory

NINGBO CCV PRIVATE EQUITY INVESTMENT MANAGEMENT L.P.

By:	/s/ Wei Zhou
Name:	Wei Zhou
Title:	Authorized Signatory

WEI ZHOU

By:	/s/ Wei Zhou

CUSIP # G7006A109	Page 10 of 10

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	1